SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           FORM U-57/A

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed Under Section 33(a) of the

         Public Utility Holding Company Act, as amended



                VISAYAS GEOTHERMAL POWER COMPANY
                 Name of Foreign Utility Company


               MIDAMERICAN ENERGY HOLDINGS COMPANY
                     Name of Filing Company,
         if Filed on Behalf of a Foreign Utility Company

     MidAmerican Energy Holdings Company, an Iowa corporation, ("MidAmerican Holdings"), as successor to CalEnergy Company Inc., a Delaware corporation, ("CalEnergy"), hereby amends Item 1, Item 2 and Exhibit A of CalEnergy's Notification of Foreign Utility Company Status filed June 21, 1996 ("June 1996 Notice"). CalEnergy is now named MidAmerican Energy Holdings Company and has acquired the holding company which owns MidAmerican Energy Company ("MidAmerican Energy"), a public utility company.

ITEM 1

1.   The name and address of the foreign utility company is:

     Visayas Geothermal Power Company, a Philippine general partnership ("VGPC"), c/o MidAmerican Energy Holdings
     Company, Attention: General Counsel, 666 Grand Avenue, Des
     Moines, Iowa, 50303.

2. The facilities owned by the foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas consist of:

     VGPC developed, owns and operates a 231 gross MW geothermal power plant as fully described in the June 1996 Notice.

3. The owners of 5% or more of any class of voting security of the foreign utility company and the amount and nature of the interest are:

     Magma Netherlands, B.V., a Netherlands company with limited liability, is a general partner of VGPC and owns 99% of the voting equity interests in VGPC.

     MidAmerican Holdings owns 100% of the voting, equity securities of Magma Netherlands, B.V.

ITEM 2

1. The names of any domestic associate public-utility company and its holding company are:

     MidAmerican Energy Company, an Iowa corporation, which is an indirect subsidiary of MidAmerican Holdings.

2. The relationship between the foreign utility company and such domestic associate public-utility company is:

     Fifty percent of the ownership interest of VGPC is indirectly held by MidAmerican Holdings which indirectly holds 100% of the common stock of MidAmerican Energy, the domestic associate public-utility company.

3. The purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company is:

     Not applicable.  MidAmerican Energy did not purchase VGPC.

                            EXHIBIT A

     State certifications required under Section 33(a)(2) of the Public Utility Holding Company of 1935 are incorporated herein by reference to Exhibit A of the Form U-57/A, Notification of Foreign Utility Company Status, of Northern Electric, PLC, CE Electric UK, PLC and CE Electric UK Holdings filed on March 12, 1999.

                            SIGNATURE

     The undersigned company has duly caused this to be signed on its behalf by the undersigned thereunto duly authorized.



          MIDAMERICAN ENERGY HOLDINGS COMPANY

          By: /s/ Douglas L. Anderson
                  Douglas L. Anderson
                  Assistant Secretary

Date:  March 12, 1999